SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 2)*


                                 MediaBay, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58446J108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
         405 Lexington Avenue, New York, New York 10174 (212) 885-5442
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 23, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13D


-----------------------------                      -----------------------------
CUSIP NO. 58446J108                                   Page   2   of   4   Pages
                                                           -----    -----
-----------------------------                      -----------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Evan Herrick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     NA

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

                    1,408,080 (includes 1,300,000 shares of Common Stock
  NUMBER OF         issuable if options are exercised and convertible
                    notes are converted) as of August 23, 2000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,408,080 (includes 1,300,000 shares of Common Stock
                    issuable if options are exercised and convertible notes
   PERSON           are converted) as of August 23, 2000
               _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                           0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,408,080 (includes 1,300,000 shares of Common Stock issuable if options are exercised and convertible notes are converted) as of August 23, 2000
________________________________________________________________________________
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[X] Does not include 150,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person as to which the Reporting Person has transferred voting and dispositive power and 714,284 shares of Common Stock issuable upon conversion of convertible notes which ae not convertible within 60 days.
________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except a amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

     On June 19, 2000, the Reporting Person sold 35,450 shares of Common Stock in open market transaction at an aggregate purchase price of $129,649.

     On June 22, 2000, the Reporting Person sold 2,500 shares of Common Stock in open market transactions at an aggregate price of $9,451.

     On June 30, 2000, the Reporting Person sold 2,000 shares of Common Stock in open market transactions at an aggregate purchase price of $6,685.

     On July 31, 2000, the Reporting Person gifted 6,000 shares of Common Stock to a relative.

On August 23, 2000, the Company agreed to reduce the conversion price of the $3,000,000 principal amount convertible promissory notes (the "Convertible Notes") issued by the Company to the Reporting Person to $1.75 per share in consideration for the Reporting Person's agreement to, among other things, (i) forego monthly interest payments under the Convertible Notes from July 31, 2000 through December 31, 2000, (ii) eliminate the anti-dilution provisions (other than the mechanical anti-dilution) provisions of the Convertible Notes, (iii) give the Company the option to make payments of interest on or after January 1, 2001 in cash or in registered shares of Common Stock based on the conversion price of the Convertible Notes in effect on the scheduled interest payment dates and (iv) loan or arrange for a loan to the Company, at the Company's written request within 15 days after the entire amount of Convertible Notes are converted by the Reporting Person, of up to $500,000 on terms substanially similar to the Convertible Notes (except that the conversion price of any convertible notes issued in connection with such loan shall be equal to the fair market value of the Common Stock at the time of the loan). As part of the transaction, the Reporting Person agreed not to convert $1,250,000 principal amount of the Convertible Notes prior to April 21, 20001 without the Company's prior written consent.

Item 5. Interest in Securities of the Issuer.

     As of August 23, 2000, the Reporting Person beneficially owned an aggregate of 1,408,080 shares of Common Stock, constituting approximately 9.6% of the outstanding Common Stock. This amount does not include 150,000 shares of Common Stock issuable upon exercise of options held by the Reporting Person as to which the Reporting Person has transferred voting and dispositive power and 714,284 shares of Common Stock issuable upon conversion of $1,250,000 principal amount of Convertible Notes which is not convertible without the Company's prior written consent within 60 days from the date of this Amendment.

     See Items 7 - 11 of the cover sheet of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Materials to be filed as Exhibits.

     None


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 7, 2000




                                              /s/ Evan Herrick
                                   --------------------------------------------
                                                  Evan Herrick



                               Page 4 of 4 Pages